# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/04/2026
Amends the filing with accession number 0001641172-25-020570
Filed by CIK 0002075957
Persons authorized to receive notices and communications: Norman Hansen, 32 rue Saint Antoine, Paris, France (I0), 75004, 33758355682

## Reporting persons
- Jakota Games & Reels SAS (CIK 0002075957): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 94,295,648; sole dispositive power 0; shared dispositive power 94,295,648; aggregate amount beneficially owned 94,295,648 (4.6% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.
- Norman Hansen (CIK 0002078140): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 94,295,648; sole dispositive power 0; shared dispositive power 94,295,648; aggregate amount beneficially owned 94,295,648 (4.6% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated as follows:

The following disclosure is based on 2,049,621,210 shares of common stock outstanding, as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.

Mr. Hansen is the 100% owner of JGR. JGR is the direct beneficial owner of the 94,295,648 shares of common stock of the Issuer. Therefore, as of the date of this Schedule 13D, Mr. Hansen may be deemed to be the beneficial owner of 94,295,648 shares of common stock, representing approximately 4.6% of the issued and outstanding shares of common stock of the Issuer. Mr. Hansen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended to include the following:

On November 13, 2025, the Reporting Persons entered into an agreement with non-affiliated third parties, agreeing to a sale of an aggregate of 150,000,000 shares of the Issuer's common stock at a price per share of $0.10.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 4, 2026

## Signatures
- Jakota Games & Reels SAS: /s/ Norman Hansen, Norman Hansen (03/04/2026)
- Norman Hansen: /s/ Norman Hansen, Norman Hansen (03/04/2026)